

04019792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2003___ AND ENDING ___June 30, 2004___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Onyx Partners, Incorporated.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9921 Covington Cross Drive, Suite 105A

(No. and Street)

Las Vegas,   Nevada   89144

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J, Astrachan, President   (702) 932-4590

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name — if individual, state last, first, middle name)

11766 Wilshire Boulevard, Suite 900 Los Angeles, CA 90025

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 1 0 2004

THOMP
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____Andrew J. Astrachan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Onyx Partners, Incorporated_____, as of _____June 30_____, .2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

SILVIA G. RODRIGUEZ
Comm. # 1492199
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires JUNE 23, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

JUNE 30, 2004

CONTENTS



SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Onyx Partners, Incorporated

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated as of June 30, 2004, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Rule 260.237.1 of the California Corporate Securities Law of 1968. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Los Angeles, California
August 13, 2004

ONYX PARTNERS, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash	$	484,683
Prepaid expenses		1,787
Property and equipment, net of accumulated		
depreciation		5,146
Security deposit		64,255
	$	555,871

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	683
Income taxes payable		3,800
Deferred income taxes		100
		4,583

STOCKHOLDER'S EQUITY

Common stock, no par value, 100,000 shares		
authorized, 2,000 shares issued and outstanding		137,000
Retained earnings		414,288
		551,288
	$	555,871

ONYX PARTNERS, INCORPORATED

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED JUNE 30, 2004

REVENUES	
Fee income	$ 470,000
Interest income	2,959
Total revenues	472,959
EXPENSES	
Employee compensation and benefits	171,613
Professional fees	49,211
Occupancy and equipment rental	42,365
Communications	20,033
Other operating expenses	101,799
Taxes, other than income taxes	10,308
	395,329
INCOME BEFORE PROVISION FOR INCOME TAXES	77,630
PROVISION FOR INCOME TAX	
Current	(16,211)
Deferred	(12,100)
	(28,311)
NET INCOME	49,319
RETAINED EARNINGS	
Beginning of year	364,969
End of year	$ 414,288

See accompanying notes to financial statements. 3

ONYX PARTNERS, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 49,319
Deferred income taxes	12,100
Depreciation	1,714
Adjustments to reconcile net income to net cash provided by operating activities	
Security deposit	(211)
Accounts receivable	29,167
Prepaid expenses	19,251
Accounts payable	(3,242)
Income tax payable	3,800
Net cash provided by operating activities	111,898

CASH

Beginning of year	372,785
End of year	$ 484,683

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 800

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners (the Company) qualified as a broker-dealer with the National Association of Securities Dealers in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from the provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash equivalents are highly liquid investments with maturity of three months or less from the date of acquisition.

Concentration of credit risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

Revenue recognition - Revenue is recognized when earned and realization is reasonably assured. Fee income is recognized based on the contractual terms.

Property and equipment - The cost of property and equipment is depreciated using accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

Property and equipment as of June 30, 2004 consist of the following:

Furniture and equipment	$ 152,898
Less accumulated depreciation	(147,752)
	$ 5,146

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - The Company determines its income taxes pursuant to the provisions of Statement Financial Accounting Standards No. 109 (SFAS 109) which requires that deferred tax assets, which are provided for temporary differences between financial and income tax reporting, be reduced by a "valuation allowance" to the extent that no future tax benefits are expected to be realized from the reversal of the temporary differences. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes are discussed further in Note 6.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives consulting fees from customers affiliated through ownership interests in each customer held by the Company's shareholder. During 2004, all consulting fee income was earned through consulting services provided to, or on behalf of, the affiliated customers.

During 2004, the Company used office space in Las Vegas, Nevada at no cost. The office space is owned by a related party. It has not been determined if this arrangement will continue in future periods.

NOTE 4 - LEASE COMMITMENTS

The Company leases office space in Hollywood, California, under a noncancelable operating lease agreement expiring in November 2007. In January 2004, the Company subleased its office space for the remainder of its lease term. The total net rent expense incurred by the Company for the year ended June 30, 2004 was $38,454.

Future commitments under noncancelable operating lease agreement for years ending June 30 are as follows:

	Lease	Sublease	Total
2005	$ 66,149	$ (65,060)	$ 1,089
2006	68,133	(65,060)	3,073
2007	70,177	(65,060)	5,117
2008	29,600	(27,108)	2,492
	$ 234,059	$ (222,288)	$ 11,771

The Company leased various equipment under operating leases, which expire in July 2004. The base rental expense for these leases for the year ended June 30, 2004 was $ 3,911.

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RETIREMENT PLAN

The Company maintains a qualified deferred compensation arrangement ("408(p) plan") which enables eligible employees to set aside a portion of their salaries, which the Company has agreed to match, as a contribution to the plan. During the year ended June 30, 2004, the Company contributed $2,000 to the plan.

NOTE 6 - SUBSEQUENT EVENT

Subsequent to June 30, 2004, the Company received a substantial fee approximating $8million for providing certain investment banking advisory services to an affiliate.

NOTE 7 - INCOME TAXES

The principal temporary differences between financial reporting and income tax reporting result from the use of the accrual basis of accounting for financial reporting purposes versus the cash basis for income tax reporting purposes.

Deferred income tax assets (liabilities) are summarized as follows:

Accounts payable	$	300
Prepaid expenses		(400)
	$	(100)

The principal differences between the income tax provision at statutory federal tax rates and the effective tax rate are non-deductible entertainment expenses, escalating tax rates, and state income taxes. The deferred tax provision is primarily the result of the Company using its federal net operating loss carryforward during 2004.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of not less than the greater of $100,000 or 6-2/3% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 12-to-1. Also, in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain one hundred twenty percent (120%) of its minimum net capital requirement. At June 30, 2004, the Company had net capital, as defined, of $480,100, which was in excess of its required net capital by $380,100. The Company's ratio of aggregate indebtedness to net capital at June 30, 2004 was 0.01 to 1.

For broker-dealer purposes, the net capital required by the states of New York and California are the same as that of the SEC and, therefore, the Company met the states' requirements as of June 30, 2004.

ONYX PARTNERS, INCORPORATED

SCHEDULE 1
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

Total stockholder's equity qualified for net capital	$	551,288
Additions		-
		551,288
Deductions		
Prepaid expenses		1,787
Security deposits		64,255
Property and equipment, net		5,146
Total deductions		71,188
Net capital		480,100
Minimum net capital required		100,000
Excess capital	$	380,100
Minimum net capital at 120%	$	120,000
Total aggregate indebtedness included in statement of financial condition	$	4,583
Ratio of aggregate indebtedness to net capital		.01 to 1

A reconciliation is not required as there are no material differences between the above computation and the Company's unaudited filing of part II of the FOCUS report as of June 30, 2004.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

The Board of Directors
Onyx Partners, Incorporated

In planning and performing our audit of the financial statements of Onyx Partners, Incorporated for the year ended June 30, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

We did not review the practices and procedures followed by the Company for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c-3-3, because the Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or perform activities requiring payment of fees to customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

Moss Adams LLP

Los Angeles, California
August 13, 2004